SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K/A

     /X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 2000.

     / /  Transition report pursuant to Section 15(d) of the Securities
          Exchange Act of 1934 for the transition period from       to

          Commission file number: 1-3122

     A. Full title of the plan and the address of the plan, if different from that if the issuer named below:

                       Ogden Projects Profit Sharing Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Resources Recovery 401(k)
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    Ogden Projects Profit Sharing Plan
                                    Administrative Committee

                                    By: /s/ Louis M. Walters
                                       -------------------------
                                    Louis M. Walters
                                    Member of the Ogden Projects Profit Sharing
                                    Plan  Administrative Committee

Date : July 2, 2001

    Ogden Projects Profit
    Sharing Plan

    Independent Auditors' Report

    Financial Statements

    Years Ended December 31, 2000 and 1999
    Supplemental Schedule
    Year Ended December 31, 2000

OGDEN PROJECTS PROFIT SHARING PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits

   Statements of Changes in Net Assets Available for Benefits

   Notes to Financial Statements


SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes at End of Year

INDEPENDENT AUDITORS' REPORT

Ogden Projects Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 15, 2001

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                 2000               1999

     ASSETS:

       Investments (see Note 3)                 $50,314,914     $49,918,705

     RECEIVABLES:

       Participant contributions                     91,253            --
                                                -----------     -----------

     NET ASSETS AVAILABLE FOR BENEFITS          $50,406,167     $49,918,705
                                                ===========     ===========


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                2000               1999
     ADDITIONS:

       Additions to net assets attributed to:
         Investment income:
           Net (depreciation) appreciation in fair value of
             investments (see Note 3)                         $ (3,971,256)   $  1,545,438
           Interest and dividends                                3,536,478       3,298,358
                                                              ------------    ------------

                                                                  (434,778)      4,843,796
                                                              ------------    ------------

       Contributions:
         Employer                                                2,069,272           8,106
         Employee                                                1,854,161       1,915,439
                                                              ------------    ------------

                                                                 3,923,433       1,923,545
                                                              ------------    ------------

                 Total additions                                 3,488,655       6,767,341
                                                              ------------    ------------

     DEDUCTIONS:

       Deductions from net assets attributed to:

         Distributions to participants                          (2,905,486)     (1,976,842)
         Administrative expenses                                   (34,197)        (22,960)
         Net transfer (to) from other plans                        (61,510)          4,010
                                                              ------------    ------------

                 Total deductions                               (3,001,193)     (1,995,792)
                                                              ------------    ------------

     NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS             487,462       4,771,549

     NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF
       YEAR                                                     49,918,705      45,147,156
                                                              ------------    ------------

     NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR           $ 50,406,167    $ 49,918,705
                                                              ============    ============


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Ogden Projects Profit Sharing Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     a. General Information - The Plan is a defined contribution employee savings plan providing for both employer and employee contributions. The Plan includes a pre-tax savings feature which is intended to qualify under Sections 401(k) and 401(a) of the Internal Revenue Code (the "Code"). Prior to January 1, 1998, the plan included an after-tax savings feature which was intended to qualify under Section 401(a) of the Code. The after-tax feature of the Plan was discontinued effective December 31, 1997 (see Note 2(j)). The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988 (TAMRA). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     b. Administration of the Plan - The Administrative Committee is appointed by the Board of Directors (the "Board") of Covanta Energy Group, Inc. ("CEG") (formerly Ogden Energy Group, Inc.) and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

          The Covanta Energy Group Investment Committee is responsible for the appointment of investment advisors and reviewing the performance of the investment portfolio. Costs related to the administration of the Plan are paid by the participants out of Plan assets.

     c. Participation - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if they were employed by CEG on such date. Each other employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coinciding with or next following the earlier of: (i) the last day of a period of 6 months of continuous employment and (ii) the close of: (a) a twelve-month period if they had at least 1,000 hours of service or (b) a Plan year during which they had at least 1,000 hours of service.

     d. Participants Accounts - Shares in group trust funds were determined on the basis of the initial asset contribution to the trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses were determined monthly on the basis of each plan's proportionate share in the plan assets stated at fair value.

     e. Vesting - Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                                         Percent
                      Years of Vesting Service in the Plan               Vested

               Less than one year of vesting service                        0%
               One but less than two years of vesting service              20
               Two but less than three years of vesting service            40
               Three but less than four years of vesting service           60
               Four but less than five years of vesting service            80
               Five or more years of vesting service                      100

          Participant contributions are immediately 100% vested.

     f. Contributions - Contributions paid by CEG are determined by Compensation Committee of the Board. The Board's determination may be expressed in terms of a stated percentage of CEG's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by CEG for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. During 2001, the compensation committee of the Board approved a discretionary contribution for 2000 that is expected to be paid to the Plan in the second half of 2001. The 1999 discretionary contribution was made during 2000. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax basis. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants direct the investment of their contributions into various investments options offered by the Plan. For 2000 and 1999, participant pre-tax contributions could not exceed $10,500 and $10,000, respectively, in accordance with Internal Revenue Service ("IRS") Regulations.

          Effective January 1, 1998, participants in the Plan may not elect to, nor continue to, make after-tax contributions to the Plan. Any after-tax contributions made by a participant on or before December 31, 1997 and credited to his/her after-tax contribution account shall remain in such after-tax contribution account and will continue to be adjusted in accordance with the provisions of the Plan document

     g. Distribution from the Plan because of Hardship - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from their primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     h. Payments from the Plan's Trust - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

          i) Upon termination of service of a participant on or after retirement date or by reason of death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of termination of service, whether or not such participant has a vested interest in such account, is paid from the trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

          ii) Upon the termination of service of any participant may be paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of termination of service, of the vested interest, if any, in the account. Such payment is made to the participant as soon as practicable after termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

               Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     i. Loans - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lesser of $50,000 or 50% of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the prime lending rate plus 1%.

     j. Forfeitures - Forfeitures arising under the Plan during the year are allocated by the Administrative Committee to Participants' accounts in the same manner as contributions (see Note 1(f)).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies:

     a. Investment Funds - During 2000 and 1999, the Plan included the following funds in which participants could elect to invest their Plan assets. Funds denoted by an asterisk (*) are new investment options offered during 2000. Plan assets are held by T. Rowe Price Trust Company (the "Trustee").

          o T. Rowe Price Equity Income Fund - This fund invests in stocks that pay above-average dividends.

          o T. Rowe Price U.S. Treasury Money Fund ("U.S. Treasury Money Fund") - This fund invests primarily in short-term U.S. Treasury securities.

          o Fidelity Magellan Fund - This fund invests in common stock of domestic, foreign, and multinational companies of all sizes. The fund may also invest in bonds.

          o T. Rowe Price International Stock Fund - This fund invests in established non-U.S. companies.

          o T. Rowe Price Balanced Fund - This fund invests approximately 60% in stocks and 40% in bonds.

          o T. Rowe Price Spectrum Income Fund - This fund invests in five U.S. bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

          o T. Rowe Price Blue Chip Growth Fund - This fund invests in large and medium-sized blue chip growth companies.

          o T. Rowe Price Equity Index 500 Fund - This fund invests in the 500 stocks that make up the S&P 500 Index.

          o T. Rowe Price Small-Cap Value Fund - This fund invests in small companies that appear to be undervalued.

          o T. Rowe Price New Horizons Fund - This aggressive fund seeks high long-term growth. It invests in small-company stocks and takes a growth approach to investing. This fund is subject to the abrupt and unpredictable market movements associated with small-company stocks.

          o Ogden Stock Fund - This fund invests in Covanta Energy Corporation (formerly Ogden Corporation) common stock, traded on the New York Stock Exchange.

          o *T. Rowe Price Mid-Cap Growth Fund - This fund invests at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company.

          o *T. Rowe Price Science & Technology Fund - This fund invests at least 65% of its assets in the common stocks of companies expected to benefit from the development, advancement, and use of science and technology.

          o T. Rowe Price Stable Value Fund ("Stable Value Fund") - This fund invests in investment contracts issued by high-quality insurance companies and banks.

          The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 2000 and 1999 for the various investment contracts ranged from 5.88% to 7.83% and 5.88% to 8.41%, respectively. The average yields of the Stable Value Fund for the years ended December 31, 2000 and 1999 were 6.58% and 6.35%, respectively. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value.

     b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in guaranteed investment contracts included in the Stable Value Fund are stated at fair value, which approximates contract value. Investments in the U.S. Treasury Money Fund are stated at cost plus investment income which approximates fair value. Other investments are stated at fair value as determined by the Trustee.

     c. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d.   Distributions to Participants - Benefits are recorded when paid.

     e. General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     f. Adoption of New Accounting Pronouncement - On September 15, 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, Accounting for Defined Contribution Benefit Plan Investments and Other Disclosure Matters ("SOP 99-3"), which eliminates the previous requirement for a defined contribution plan to present investments by general type for participant-directed investments in the statement of net asset available for benefits, total number of units and the net assets value per unit during the period. SOP 99-3 is effective for plan years beginning after December 15, 1999. The Plan adopted SOP 93-3 for the year ended December 31, 2000.

     g. Accounting for Derivative Instruments - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. This statement is effective for fiscal years after June 15, 2000. Management has determined that the implementation of SFAS No. 133 will have no effect on the Plan's financial statements.

3.   INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 2000 and 1999 that represent 5 percent or more of the Plan's net assets:


                                                                             2000               1999

Investments at fair value as determined by quoted market price:
  Fidelity Magellan Fund                                                  $10,022,563        $12,573,033
  T. Rowe Price International Stock Fund                                    3,422,571          4,039,440
  T. Rowe Price Equity Income Fund                                         11,416,000         12,584,934
  Ogden Stock Fund                                                          2,899,258          2,214,231
  Stable Value Fund                                                         6,807,901          7,948,309
  T. Rowe Price Blue Chip Growth Fund                                       4,287,543          3,046,888
  T. Rowe Price Equity Index 500 Fund                                       2,937,281          2,979,342

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated and appreciated in value by $3,971,256 and $1,545,438, respectively, as follows:


                                                                              2000               1999
  Fidelity Magellan Fund                                                  $(1,466,848)       $ 1,322,570
  T. Rowe Price International Stock Fund                                     (996,995)           886,601
  T. Rowe Price Equity Income Fund                                           (129,850)          (631,469)
  Ogden Stock Fund                                                            795,702           (946,035)
  T. Rowe Price Balanced Fund                                                 (27,176)            56,147
  T. Rowe Price New Horizons Fund                                            (369,796)            18,811
  T. Rowe Price Spectrum Income Fund                                            1,611            (10,504)
  T. Rowe Price Blue Chip Growth Fund                                        (372,876)           461,486
  T. Rowe Price Equity Index 500 Fund                                        (338,695)           400,119
  T. Rowe Price Small-Cap Value Fund                                           18,589            (12,288)
  T. Rowe Price Science & Technology Fund                                  (1,059,126)               -
  T. Rowe Price Mid-Cap Growth Fund                                           (25,796)               -
                                                                          -------------      -----------

                                                                          $(3,971,256)       $ 1,545,438
                                                                          =============      ===========


     Loans to participants which comprise the Loan Fund, are reported at cost, which approximates fair value.

4.   PLAN TERMINATION

     The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to CEG any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

     CEG expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

5.   TAX STATUS

     The Plan and trust is intended to be qualified under Section 401(a) and tax exempt under Section 501(a) of the Code, respectively. The Plan received a favorable determination letter from the IRS dated June 16, 1995. However, the Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

OGDEN PROJECTS PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                  Description of              Number of            Market
                      Identity of Issue            Investment               Shares / Units         Value

MUTUAL FUNDS:
  T. Rowe Price Equity
    Income Fund                                    Mutual Fund                   462,748        $11,416,000
  Stable Value Fund                                GIC                         6,807,902          6,807,901
  U.S. Treasury Money Fund                         Mutual Fund                 1,812,771          1,812,771
  Fidelity Magellan Fund                           Mutual Fund                    84,011         10,022,563
  T. Rowe Price
    International Stock Fund                       Mutual Fund                   235,714          3,422,571
  T. Rowe Price
    Balanced Fund                                  Mutual Fund                    49,791            954,498
  T. Rowe Price
    Spectrum Income Fund                           Mutual Fund                    17,713            190,770
  T. Rowe Price
    Blue Chip Growth Fund                          Mutual Fund                   126,663          4,287,543
  T. Rowe Price
    Equity Index 500 Fund                          Mutual Fund                    82,740          2,937,281
  T. Rowe Price
    Small-Cap Value Fund                           Mutual Fund                    34,217            654,921
  T. Rowe Price
    New Horizons Fund                              Mutual Fund                    80,547          1,924,264
  T. Rowe Price
    Science & Technology Fund                      Mutual Fund                    46,357          1,648,918
  T. Rowe Price
    Mid-Cap Growth Fund                            Mutual Fund                     8,149            324,258

COMMON STOCKS:
 *Ogden Stock Fund                                 Common Stock                  188,570          2,899,258

PARTICIPANT LOANS:
  Participant Loans                                Loans                         N/A              1,011,397
                                                                                                -----------

TOTAL ASSETS HELD FOR
  INVESTMENTS                                                                                   $50,314,914
                                                                                                ===========


*Party-in-interest

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-36658, 33-36657, 33-54143, 333-19641, 333-82801 and 333-40140 of Covanta
Energy Corporation (formerly Ogden Corporation) on Form S-8 of our report dated June 15, 2001, appearing in this Annual Report on Form 11-K of the Ogden Projects Profit Sharing Plan for the year ended December 31, 2000.

/s/  DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 27, 2001